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                                                                     EXHIBIT 4.3

                        CONVERTIBLE PROMISSORY AGREEMENT

$50,000                                                        February 16, 2001

     This Agreement by and between, PARACELSIAN, INC., a Delaware corporation with an address at 222 Langmuir Laboratories, Cornell Technology Park, Ithaca, NY 14850 (hereinafter called "Company") and Yasuo Kobayashi with an address at 1-20-9, KOSUGI-JINYACHO, NAKAHARA-KU, Kawasaki City, KAMAGAWA Pref., Japan 211-0062 (hereinafter called "Note Holder").

WITNESSETH:

WHEREAS, Note Holder is willing to lend the Company the aggregate sum of Fifty Thousand Dollars ($50,000) as evidenced by this Convertible Promissory Agreement (hereinafter called "Note").

In consideration of the mutual covenants and conditions herein contained, the parties hereby agree, represent and warrant as follows:

     A. The Company authorizes the issuance of this Note in the aggregate principal amount of $50,000 to be dated February 16, 2001, to mature on February 15, 2002 and to bear interest on the unpaid principal thereof at the rate of fifteen percent (15%) per annum until maturity.

     B. The Note Holder at any time up to and including the maturity date but not thereafter may convert the Note into as many shares of Restricted Common Stock of the Company as the principal and accrued interest of the Note so converted in a multiple of $.25 per share ("Floor Price"), and upon surrender of this Agreement representing the Note to the Company at its principal office. If on the date of conversion, the market price of the Company's Common Stock is above the Floor Price of $.25 per share the conversion rate shall be the closing price less 20% ("Discounted Price") at the date of conversion, except that the Discounted Price shall not be less than the Floor Price of $.25 per share.

     C. No fractional share of Common Stock shall be issued upon conversion of the Note. Upon conversion of the Note, the Company shall pay any remaining accrued and unpaid interest and principal to the Note Holder.

     D. In case the Company shall at any time divide its outstanding shares of Common Stock into a greater number of shares, the conversion price in effect immediately prior to such subdivision should be proportionately reduced, and, conversely, in the case of outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the actual conversion price in effect immediately prior to such combination shall be proportionately increased.

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     E.   On February 15, 2001 the Japanese Yen versus the United States dollar
          (Yen/$) is 117.3036 as listed on exchangerate.com on the Internet. The aggregate principal amount of this Convertible Promissory Note of $50,000 will automatically adjust for any subsequent fluctuation in the exchange rate as listed on exchangerate.com on the Internet of the Yen/$ when the fluctuation is above 5%.

     F. This Agreement may not be modified, amended or terminated except by written agreement executed by all the parties hereto.

IN WITNESS THEREOF, this Note has been duly executed on the day and year first above written.

PARACELSIAN, INC.


By:    /s/ Gary G. Chabot, CFO               By:    /s/ Yasuo Kobayashi
   --------------------------------------       --------------------------------
       Gary G. Chabot, CFO                          Yasuo Kobayashi

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